(1) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission as a broker/dealer to conduct general securities business and as an investment adviser offering fee-based managed accounts. The Company is a member of the Financial Industry Regulatory Authority, a regulatory organization offering oversight over all securities firms that do business with the public. It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. Current activities of the Company consist of providing investment services to customers for a variety of securities including mutual funds, exchange-listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC (NFS), a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(2) Summary of Significant Accounting Policies

(a) Cash

Cash includes cash on hand and cash received from customers held by the Company as of year-end that is due to National Financial Services LLC. As of December 31, 2015, cash received from customers and due to NFS totaled $684. A corresponding liability is recorded in accounts payable and accrued expenses.

(b) Securities transactions

Customer securities positions are not reflected in the Balance Sheet as the Company does not have title to these assets.

(c) Commissions

The Company acts as a broker-dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions, the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security and contract transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the customer's price of the security or contract. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis. As of December 31, 2015, commission receivables from investment and insurance companies were $91,480 and are recorded in other assets.

(d) Advisory fees

The Company offers professionally managed, fee-based advisory programs through an arrangement with sub-advisors to provide investment management and advisory services. In return for these services, the Company receives a portion of the customer's advisory fee. Advisory fees are calculated and charged in advance on a quarterly basis, based on the prior quarter's period ending account balance, and are recorded in revenue during the period in which they are earned.

(e) Securities owned, at fair value

Securities owned, at fair value consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in other income in the Statements of Earnings.

(f) Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from four to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(g) Other assets

Other assets are comprised of commission receivables from investment and insurance companies, prepaid expenses, and capitalized software, net of amortization.

(h) Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of deferred fees, accrued incentives and sales commissions, accounts payable, and other accrued liabilities.

(i) Income taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2015 included a deferred tax asset of $60,106 relating to unearned fee income, $82,557 relating to stock-based compensation and $79,889 relating to accrued expenses, and a deferred tax liability of $6,106 relating to depreciation and $26,726 relating to prepaid expenses. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. The Company recognizes accrued interest and penalties, as appropriate, related to

unrecognized income tax benefits in income tax expense. The Company recognized an immaterial amount of interest and penalties in the year ended December 31, 2015 and there was no accrued interest and penalties at December 31, 2015.

(j) Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

(k) Use of estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Subsequent events

The Company evaluated potential subsequent events through February 29, 2016, which is the date that the financial statements were issued.

(3) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. Under an ongoing agreement that was effective January 1, 2011, the Company was reimbursed by an affiliated company for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the year ended December 31, 2015:

	2015
Rent	$ 519,725
Fees paid to affiliates	1,187,195
Expenses reimbursed from affiliate	(83,652)
	$ 1,623,268

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $44,000 per month in 2015. As of December 31, 2015, the Company had an intercompany receivable due from CBI of $38,935 for federal and state income taxes. During 2015, the Company paid CBI $1,111,737 for income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $1,348,511 at December 31, 2015.

Employees of the Company held 15,578 nonvested shares and 1,669 stock appreciation rights (of which 267 were exercisable) at December 31, 2015. These awards are settled in the common stock of CBI when exercised. During 2015, no stock appreciation rights were exercised. The Company recorded additional paid-in capital in 2015 of $104,183 relating to stock-based compensation cost.

(4) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2015:

	Level in Fair Value Measurement Hierarchy	2015	
		Carrying Amount	Fair Value
Financial assets:			
Securities owned, at fair value	Level 1	$6,993,110	$6,993,110

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, receivable from and payable to clearing organization, other assets and accounts payable and accrued expenses.

The fair value of securities owned is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had regulatory net capital of $7,193,826, which was $6,943,826 in excess of its required net capital of $250,000.